UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.    ___)1

First Data Corporation

(Name of Issuer)

Class A common stock, par value of $0.01 per share

(Title of Class of Securities)

32008D106

(CUSIP Number)

Lynn S. McCreary

Chief Legal Officer and Secretary

Fiserv, Inc.

255 Fiserv Drive

Brookfield, Wisconsin 53045

(262) 879-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark J. Menting, Esq.

Jared M. Fishman, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

January 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32008D106	13D	Page 1 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fiserv, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 364,443,132 (1), (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,443,132 (1), (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.1% (1), (2)
14	TYPE OF REPORTING PERSON CO - Corporation

(1)

Beneficial ownership of the shares of First Data Class A Common Stock and First Data Class B Common Stock (each as defined below) referred to herein is being reported hereunder solely because Fiserv, Inc. may be deemed to beneficially own such shares as a result of the Voting and Support Agreement (as defined below) described in Item 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Fiserv, Inc. that it is the beneficial owner of any shares of the First Data Class A Common Stock or First Data Class B Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act (as defined below), or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D for details regarding the beneficial ownership of the above referenced shares and the calculation of the beneficial ownership percentage.

CUSIP No. 32008D106	13D	Page 2 of 9 Pages

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Class A common stock, par value $0.01 per share (the “First Data Class A Common Stock”), of First Data Corporation, a Delaware corporation (“First Data” or the “Issuer”). The principal executive offices of the Issuer are located at 225 Liberty Street, 29th Floor, New York, New York, United States.

Item 2.	Identity and Background

(a)–(c) and (f):

The name of the person filing this Statement is Fiserv, Inc., a Wisconsin corporation (“Fiserv” or the “Reporting Person”).

The address of the principal business and the principal office of Fiserv is 255 Fiserv Drive, Brookfield, Wisconsin, United States.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A to this Statement, and are incorporated herein by reference.

(d) and (e):

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On January 16, 2019, concurrently with the execution of the Merger Agreement (as defined below), and as a condition and inducement to the Reporting Person’s willingness to enter into the Merger Agreement, New Omaha Holdings L.P., a Delaware limited partnership (“New Omaha”), entered into a voting and support agreement (the “Voting and Support Agreement”) with Fiserv with respect to the Subject Shares (as defined below).

The Subject Shares have not been purchased by the Reporting Person, and thus no funds were expended for such purpose or in connection with the execution and delivery of the Voting and Support Agreement. For a description of the Voting and Support Agreement, see Item 4 below, which description is incorporated herein by reference in this response to Item 3.

Item 4.	Purpose of the Transaction

On January 16, 2019, Fiserv, 300 Holdings, Inc. (“Merger Sub”), a wholly owned subsidiary of Fiserv, and First Data entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, First Data will merge with and into Merger Sub (the “Merger”), with First Data being the surviving corporation of the Merger, and become a wholly owned subsidiary of Fiserv.

Simultaneously with the execution of the Merger Agreement, Fiserv entered into the Voting and Support Agreement with New Omaha. The purpose of the Voting and Support Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement, as described below.

CUSIP No. 32008D106	13D	Page 3 of 9 Pages

The transactions contemplated by the Merger Agreement may, if consummated in accordance with their terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which First Data would become a wholly owned subsidiary of the Reporting Person, (ii) the cessation of each existing First Data director’s role as a director of First Data and changes in one or more members of management of First Data, (iii) material changes in the capitalization, dividend policy and corporate structure of First Data, (iv) the amendment and restatement of First Data’s bylaws, (v) the termination of First Data Class A Common Stock’s listing on the New York Stock Exchange and (vi) the termination of First Data Class A Common Stock’s registration under the Securities Exchange Act of 1934, as amended (“Exchange Act”).

Merger Agreement

Merger Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of First Data Class A Common Stock and First Data’s Class B common stock, par value $0.01 per share (“First Data Class B Common Stock” and, together with the First Data Class A Common Stock, the “First Data Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.303 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Fiserv (the “Fiserv Common Stock”).

At the Effective Time, First Data’s equity awards will generally be converted into Fiserv equity awards and be governed by the same terms and conditions as were applicable to the corresponding First Data equity awards, in each case, after giving effect to the Exchange Ratio and appropriate adjustments to reflect the consummation of the Merger and the terms and conditions applicable to such awards prior to the Effective Time.

The shares of Fiserv Common Stock to be issued in the Merger will be listed on The NASDAQ Stock Market LLC (“NASDAQ”).

Governance

At the Effective Time, the Chief Executive Officer of Fiserv immediately prior to the Effective Time will continue to serve as the Chief Executive Officer of Fiserv and will become the Chairman of the board of directors of Fiserv, and the Chief Executive Officer of First Data immediately prior to the Effective Time will become the President and Chief Operating Officer of Fiserv and will serve as a director.

The parties have agreed to certain other governance terms in the Merger Agreement and, prior to the closing, the board of directors of Fiserv will cause Fiserv’s By-Laws to be amended and restated (as amended and restated, the “Amended By-Laws”) to reflect such terms. The Amended By-Laws, a form of which is set forth as Exhibit A to the Merger Agreement, will become effective as of the Effective Time.

Conditions to the Merger

Completion of the Merger is subject to customary closing conditions for both parties, including (i) the adoption of the Merger Agreement by the stockholders of First Data; (ii) the approval of the issuance of Fiserv Common Stock pursuant to the Merger Agreement by the shareholders of Fiserv; (iii) the approval for listing on the NASDAQ of Fiserv Common Stock to be issued pursuant to the Merger Agreement; (iv) the receipt of specified regulatory approvals or the expiration or termination of applicable waiting periods, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”); and (v) the effectiveness of the registration statement on Form S-4 registering the Fiserv Common Stock issuable in the Merger and the absence of any stop order or proceedings by the U.S. Securities and Exchange Commission with respect thereto. The obligation of each of Fiserv and First Data to consummate the Merger is also conditioned on, among other things, the receipt by each of Fiserv and First Data of a tax opinion from its counsel as to the tax-free nature of the Merger, the truth and correctness of the representations and warranties made by the other party on the date of the Merger Agreement and on the closing date (subject to certain “materiality” and “material adverse effect” qualifications set forth in the Merger Agreement with respect to such representations and

CUSIP No. 32008D106	13D	Page 4 of 9 Pages

warranties), and the performance by the other party in all material respects of its obligations under the Merger Agreement. In addition, the obligation of First Data to consummate the Merger is conditioned on the adoption by Fiserv of the Amended By-Laws implementing the governance terms described above, which Amended By-Laws will become effective as of the Effective Time.

Certain Other Terms of the Merger Agreement

The Merger Agreement contains customary representations, warranties and covenants made by each of Fiserv and First Data.

The Merger Agreement also contains certain termination rights for each of Fiserv and First Data, and further provides that, upon termination of the Merger Agreement under specified circumstances, including termination by either party as a result of a change of recommendation by the other party’s board of directors, such party will receive a termination fee equal to $665 million in cash. In addition, under certain circumstances, upon the termination of the Merger Agreement relating to the failure to obtain HSR clearance or approval under any antitrust or competition law of the United States, First Data will receive a termination fee equal to $665 million in cash.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the copy of the Merger Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Voting and Support Agreement

Simultaneously with the execution of the Merger Agreement, Fiserv and New Omaha entered into the Voting and Support Agreement, dated as of the date of the Merger Agreement, with respect to all shares of First Data Common Stock that New Omaha beneficially owns as of the date thereof or thereafter (collectively, the “Subject Shares”).

On the terms and subject to the conditions set forth in the Voting and Support Agreement, New Omaha irrevocably and unconditionally agreed that it will, promptly following the time at which the registration statement on Form S-4 filed by Fiserv registering the Fiserv Common Stock issuable in the Merger becomes effective under the Securities Act (and in any event within 24 hours of such time) and receipt by New Omaha of the joint proxy/written consent statement, execute and deliver its written consent to vote in favor of adopting the Merger Agreement and approving the Merger and against, among other things, another acquisition proposal or merger, in each case, unless First Data’s board of directors has changed its recommendation to its stockholders to approve and adopt the Merger Agreement. In the event that First Data’s board of directors has changed its recommendation to its stockholders to approve and adopt the Merger Agreement, New Omaha’s voting obligation is reduced to 30% of the aggregate voting power of First Data’s outstanding common stock plus additional votes based on the voting percentage of First Data’s other stockholders.

On the terms and subject to the conditions set forth in the Voting and Support Agreement, New Omaha further agrees to vote (or cause to be voted), at any meeting of the stockholders of First Data, the Subject Shares (i) in favor of approving the Merger, adopting the Merger Agreement and approving any other matters necessary for consummation of the transactions contemplated by the Merger Agreement, and (ii) against (A) any agreement, transaction or proposal that relates to an acquisition proposal, (B) any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of First Data or any of its subsidiaries contained in the Merger Agreement, and (C) any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger, or the Voting and Support Agreement.

In addition, pursuant to the Voting and Support Agreement, New Omaha irrevocably appoints as its proxy and attorney-in-fact, Fiserv and any person designated in writing by Fiserv, to consent or vote the Subject Shares in accordance with the foregoing.

The Voting and Support Agreement and the irrevocable proxy granted thereunder will terminate on the date the Merger Agreement is terminated in accordance with its terms.

CUSIP No. 32008D106	13D	Page 5 of 9 Pages

The foregoing description of the Voting and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is filed as Exhibit 99.2 hereto and is hereby incorporated into this statement by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b):

The information set forth in Items 7 through 11 of the cover page to this Statement and the description of the Voting and Support Agreement in Item 4 are hereby incorporated by reference.

Except as set forth below, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named on Schedule A attached hereto owns any shares of First Data Class A Common Stock.

Immediately prior to the execution and delivery of the Voting and Support Agreement, the Reporting Person did not own any shares of First Data Common Stock. However, as a result of entering into the Voting and Support Agreement on January 16, 2019, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 364,441,146 shares of First Data Class A Common Stock by virtue of the 364,441,146 shares of First Data Class B Common Stock beneficially owned by New Omaha as of January 16, 2019 that are subject to the Voting and Support Agreement. Shares of First Data Class B Common Stock are convertible into shares of First Data Class A Common Stock on a one-for-one basis (i) at any time at the option of the holder with the prior consent of the Issuer, (ii) automatically upon the election of the holders of a majority of the then-outstanding shares of First Data Class B Common Stock, (iii) automatically upon transfer, with certain exceptions, or (iv) upon the occurrence of certain other events. Mr. Schultz and/or his spouse own managed accounts, over which all investment and voting discretion has been delegated to an independent third party investment manager, that as of the date hereof, beneficially own an aggregate of 1,986 shares of First Data Class A Common Stock. Because Mr. Schultz could cause a liquidation of all of the holdings in his various accounts by terminating such accounts, he could be deemed to have beneficial ownership of these shares.

The sum of the 364,441,146 shares of First Data Class A Common Stock that may be deemed to be beneficially owned by the Reporting Person as a result of the Voting and Support Agreement and the 1,986 shares of First Data Class A Common Stock that may be deemed to be beneficially owned by Mr. Schultz, which equals to 364,443,132 shares of First Data Class A Common Stock, represented 39.1% of the total number of shares of First Data Class A Common Stock deemed to be outstanding, calculated pursuant to Rule 13d-3 of the Exchange Act, based on the sum of (i) 567,787,894 shares of First Data Class A Common Stock outstanding as of January 11, 2019, as represented by the Issuer in the Merger Agreement, and (ii) 364,441,146 shares of First Data Class A Common Stock issuable upon the conversion of 364,441,146 shares of First Data Class B Common Stock owned by New Omaha as of January 16, 2019, as represented by New Omaha in the Voting and Support Agreement, which shares may be deemed to be beneficially owned by the Reporting Person as a result of the Voting and Support Agreement.

Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the First Data Common Stock referred to herein for any purpose, and such beneficial ownership is expressly disclaimed. In addition, Mr. Schultz expressly disclaims beneficial ownership of any of the First Data Common Stock referred to herein for any purpose.

(c):

Except for the execution and delivery of the Merger Agreement and the Voting and Support Agreement and as set forth in the following sentence, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named on Schedule A attached hereto has effected any transactions in First Data Class A Common Stock during the past 60 days. Mr. Schultz and/or his spouse own managed accounts over which all investment and voting discretion has been delegated to an independent third party investment manager. During the 60 days prior to the date hereof, such investment manager effected the following transactions in First Data Class A Common Stock in the open market: acquired 96 shares on December 26, 2018 for $16.01 per share; disposed of 315 shares on January 16, 2019 for $21.12 per share; disposed of 250 shares on January 17, 2019 for $21.91 per share; disposed 175 shares on January 18, 2019 for $22.54 per share. Because Mr. Schultz could cause a liquidation of all of the holdings in his various accounts by terminating such accounts, he could be deemed to have beneficial ownership of these shares. However, Mr. Schultz disclaims beneficial ownership of any of these shares.

(d):

Except with reference to the Merger Agreement and the Voting and Support Agreement and the transactions contemplated by those agreements, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons named on Schedule A attached hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

CUSIP No. 32008D106	13D	Page 6 of 9 Pages

(e):

Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in the responses to Items 4 and 5, which are incorporated herein by reference in response to this Item 6, and the agreements incorporated herein by reference and set forth as exhibits hereto, to the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 32008D106	13D	Page 7 of 9 Pages

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

99.1	Agreement and Plan of Merger, dated as of January 16, 2019, by and among Fiserv, Inc., 300 Holdings, Inc. and First Data Corporation. (Incorporated by reference to Exhibit 2.1 to the current report on Form 8-K of Fiserv, Inc., filed on January 17, 2019)

99.2	Voting and Support Agreement, dated as of January 16, 2019, by and between Fiserv, Inc. and New Omaha Holdings L.P. (Incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of Fiserv, Inc., filed on January 17, 2019)

CUSIP No. 32008D106	13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2019

FISERV, INC.

By:	/s/ Robert W. Hau
Name:	Robert W. Hau
Title:	Chief Financial Officer and Treasurer

CUSIP No. 32008D106	13D	Page 9 of 9 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The name, present principal occupation or employment and citizenship of each director and executive officer of Fiserv, Inc. are set forth below. The business address for each director and executive officer is c/o Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin, United States.

Board of Directors of Fiserv, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Alison Davis	Advisor, Fifth Era	United States
Harry F. DiSimone	President, Commerce Advisors, Inc.	United States
John Y. Kim	Former President, New York Life Insurance Company	United States
Dennis F. Lynch	Former Chairman, Cardtronics plc	United States
Denis J. O’Leary	Investor	United States
Glenn M. Renwick	Chairman, Fiserv, Inc.	New Zealand
Kim M. Robak	Partner, Mueller Robak LLC	United States
JD Sherman	President and Chief Operating Officer, HubSpot, Inc.	United States
Doyle R. Simons	Senior Advisor, Weyerhaeuser Company	United States
Jeffery W. Yabuki	President and Chief Executive Officer, Fiserv, Inc.	United States

Executive Officers of Fiserv, Inc.

Name	Present Principal Occupation or Employment	Citizenship
Jeffery W. Yabuki	President and Chief Executive Officer	United States
Robert W. Hau	Chief Financial Officer and Treasurer	United States
Lynn S. McCreary	Chief Legal Officer and Secretary	United States
Devin McGranahan	Senior Group President, Billing and Payments	United States
Kevin J. Schultz	EVP and Group President, International	United States
Byron C. Vielehr	Chief Administrative Officer	United States